CUSIP NO. 045327103                   Schedule 13D                  Page 1 of 29

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                         (AMENDMENT NO. __________) (1)

                             Aspen Technology, Inc.
-------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, par value $0.10
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    045327103
-------------------------------------------------------------------------------
                                 (CUSIP number)
                 Janet L. Hennessy, Vice President 617-951-9447
        C/o Advent International Corporation, 75 State Street, 29th Floor
                                Boston, MA 02109
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 14, 2003
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 29 Pages)

-------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 045327103                   Schedule 13D                  Page 2 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Advent International Corporation
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
           SHARES
                                   36,036,006
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            36,036,006
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       36,036,006
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       47.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO, IA
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                  Page 3 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Advent International Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER
            SHARES
                                   35,368,205
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            35,368,205
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,368,205
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       47.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                  Page 4 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Global Private Equity IV Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   17,615,404
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            17,615,404
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       17,615,404
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       30.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                  Page 5 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Global Private Equity III Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   5,045,041
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            5,045,041
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,045,041
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       11.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                  Page 6 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Advent Partners GPE-IV Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   222,960
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            222,960
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       222,960
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                  Page 7 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Advent PGGM Global Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   504,480
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            504,480
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       504,480
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       1.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                  Page 8 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Advent Partners GPE-III Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   43,200
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            43,200
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       43,200
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                  Page 9 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Advent Partners (NA) GPE-III Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   12,840
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            12,840
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,840
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                 Page 10 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   2,329,320
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            2,329,320
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,329,320
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                 Page 11 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III-A Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   1,153,200
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            1,153,200
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,153,200
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       2.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                 Page 12 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III-B Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   288,240
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            288,240
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       288,240
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103                   Schedule 13D                 Page 13 of 29

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III-C Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      Source of Funds
       WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
          NUMBER OF         7      SOLE VOTING POWER
            SHARES
                                   4,612,680
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            4,612,680
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,612,680
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103      Schedule 13D                              Page 14 of 29

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Digital Media & Communications III-D C.V.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     Source of Funds
      WC
--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2
      (d) or 2 (e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Netherlands
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER
            SHARES
                                   864,840
                            ----------------------------------------------------
          BENEFICIALLY      8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            864,840
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      864,840
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103      Schedule 13D                              Page 15 of 29

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Digital Media & Communications III-E C.V.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     Source of Funds
      WC
--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2
      (d) or 2 (e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Netherlands
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER
            SHARES
                                   576,600
                            ----------------------------------------------------
           BENEFICIALLY     8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            576,600
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      576,600
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103      Schedule 13D                              Page 16 of 29

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Advent Partners DMC III Limited Partnership
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     Source of Funds
      WC
--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2
      (d) or 2 (e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER
            SHARES

                                   133,680
                            ----------------------------------------------------
           BENEFICIALLY     8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            133,680
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      133,680
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103      Schedule 13D                              Page 17 of 29

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Advent Energy II Limited Partnership
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     Source of Funds
      WC
--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2
      (d) or 2 (e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER
            SHARES
                                   2,378,400
                            ----------------------------------------------------
           BENEFICIALLY     8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            2,378,400
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,378, 400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103      Schedule 13D                              Page 18 of 29

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Advent Partners II Limited Partnership
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     Source of Funds
      WC
--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2
      (d) or 2 (e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER
            SHARES
                                   255,121
                            ----------------------------------------------------
           BENEFICIALLY     8      SHARED VOTING POWER

                                   None
                            ----------------------------------------------------
           OWNED BY         9      SOLE DISPOSITIVE POWER
             EACH
       REPORTING PERSON            255,121
             WITH           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      255,121
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 045327103      Schedule 13D                              Page 19 of 29

Item 1. Security and Issuer

         This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.10 per share, of Aspen Technology, Inc., a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is Ten Canal Park, Cambridge, MA 02141

Item 2. Identity and Background

         (a) (b) (c) (f) This statement is being filed by the following entities:

                  (1) Advent International Corporation, a Delaware corporation;

                  (2) Advent International Limited Partnership, a Delaware limited partnership;

                  (3) Global Private Equity IV Limited Partnership, a Delaware limited partnership;

                  (4) Advent Partners GPE-IV Limited Partnership, a Delaware limited partnership;

                  (5) Advent PGGM Global Limited Partnership, a Delaware limited partnership;

                  (6) Advent Partners GPE-III Limited Partnership, a Delaware limited partnership;

                  (7) Advent Partners (NA) GPE-III Limited Partnership, a Delaware limited partnership;

                  (8) Digital Media & Communications III Limited Partnership, a Delaware limited partnership;

                  (9) Digital Media & Communications III-A Limited Partnership, a Delaware limited partnership;

                  (10) Digital Media & Communications III-B Limited Partnership, a Delaware limited partnership;

                  (11) Digital Media & Communications III-C Limited Partnership, a Delaware limited partnership;

                  (12) Digital Media & Communications III-D C.V., a Netherlands limited partnership;

                  (13) Digital Media & Communications III-E C.V., a Netherlands limited partnership;

                  (14) Advent Partners DMC-III Limited Partnership, a Delaware limited partnership;

                  (15) Advent Energy II Limited Partnership, a Delaware limited partnership;

CUSIP NO. 045327103      Schedule 13D                              Page 20 of 29

                  (16) Advent Partners II Limited Partnership, a Delaware limited partnership;

                  (17) Global Private Equity III Limited Partnership, a Delaware limited partnership.

         Advent International Corporation is a Delaware corporation with its principal and business address at 75 State Street, Boston, Massachusetts 02109. Advent International Corporation is an investment advisory firm. Advent International Corporation is the General Partner of Advent Partners II Limited Partnership, Advent Partners DMC III Limited Partnership, Advent Partners GPE-IV Limited Partnership, Advent Partners GPE-III Limited Partnership, Advent Partners (NA) GPE-III Limited Partnership and Advent International Limited Partnership, which is in turn the general partner of Global Private Equity III Limited Partnership, Global Private Equity IV Limited Partnership, Advent PGGM Global Limited Partnership, Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V., Digital Media & Communications III-E C.V., and Advent Energy II Limited Partnership. The principal business of Advent International Corporation is private equity investments.

         The principal business of Advent Partners II Limited Partnership, Advent Partners DMC III Limited Partnership, Advent Partners GPE-IV Limited Partnership, Advent Partners GPE-III Limited Partnership, Advent Partners (NA) GPE-III Limited Partnership, Global Private Equity III Limited Partnership, Global Private Equity IV Limited Partnership, Advent PGGM Global Limited Partnership, Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V., Digital Media & Communications III-E C.V., and Advent Energy II Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

         The persons serving as directors and executive officers of Advent International Corporation are set forth on Schedule A hereto.

         The entities listed in subparagraph (1) through (5) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." The principal business address of all of the Reporting Persons is c/o Advent International Corporation, 75 State, Boston, MA 02109.

         (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

CUSIP NO. 045327103      Schedule 13D                              Page 21 of 29

Item 3. Source and Amount of Funds or Other Consideration.

            On August 14, 2003, pursuant to the Securities Purchase Agreement dated June 1, 2003 by and among Aspen Technology, Inc. and the Purchasers listed therein, the Reporting Persons acquired 300,300 shares of Series D-1 Convertible Preferred Stock of the Corporation and 6,006,006 Warrants to Purchase Common Stock at $3.33 (the "WD Warrants"). Each Series D-1 share has an initial stated value of $333.00 per share and is initially convertible into 100 shares of common stock. The total consideration paid by the Reporting Person for the Series D-1 Convertible Preferred Stock and the Warrants was $99,999,900.

            The source of the funds used to purchase shares was derived from the working capital of the Reporting Persons.

Item 4. Purpose of Transaction.

            The Reporting Persons acquired the securities of the Corporation strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.

            Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

CUSIP NO. 045327103      Schedule 13D                              Page 22 of 29

Item 5. Interest in Securities of the Issuer.

         (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 39,896,912 shares of Common Stock outstanding as August 14, 2003). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

                                                                          Number of Shares
                                                               -----------------------------------    Percentage
                                                                             Under                     of Shares
                    Reporting Person                             Common     Warrants      Total       Outstanding
------------------------------------------------------------   --------------------------------------------------
Global Private Equity IV Limited Partnership (1)               14,679,500   2,935,904   17,615,504       30.6%
Advent PGGM Global Limited Partnership (1)                        420,400      84,080      504,480        1.2%
Global Private Equity III Limited Partnership (1)               4,204,200     840,841    5,045,041       11.2%
Digital Media & Communications III Limited Partnership (1)      1,941,100     388,220    2,329,320        5.5%
Digital Media & Communications III-A Limited Partnership (1)      961,000     192,200    1,153,200        2.8%
Digital Media & Communications III-B Limited Partnership (1)      240,200      48,040      288,240        0.7%
Digital Media & Communications III-C Limited Partnership (1)    3,843,900     768,780    4,612,680       10.4%
Digital Media & Communications III-D C.V. (1)                     720,700     144,140      864,840        2.1%
Digital Media & Communications III-E C.V. (1)                     480,500      96,100      576,600        1.4%
Advent Energy II Limited Partnership (1)                        1,982,000     396,400    2,378,400        5.6%
Advent Partners GPE-IV Limited Partnership (2)                    185,800      37,160      222,960        0.6%
Advent Partners GPE-III Limited Partnership (2)                    36,000       7,200       43,200        0.1%
Advent Partners (NA) GPE-III Limited Partnership (2)               10,700       2,140       12,840        0.0%
Advent Partners DMC III Limited Partnership (2)                   111,400      22,280      133,680        0.3%
Advent Partners II Limited Partnership (2)                        212,600      42,521      255,121        0.6%
Advent International Limited Partnership (1)                   29,473,500   5,894,705   35,368,205       47.0%
Advent International Corporation (1), (2)                      30,030,000   6,006,006   36,036,006       47.5%

Total Group                                                    30,030,000   6,006,006   36,036,006       47.5%

CUSIP NO. 045327103      Schedule 13D                              Page 23 of 29

         (1) Advent International Corporation ("AIC") is the General Partner of Advent International Limited Partnership ("AILP") which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.

         (2) AIC is the General Partner of the indicated Reporting Person. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated reporting persons. The beneficial ownership of AIC derives from such power.

         (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

         (c) Other than the acquisition of the Series D-1 Convertible Preferred Stock and the WD Warrants from the Corporation on August 14, 2003, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Series D-1 Convertible Preferred Stock and the WD Warrants is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following summaries of certain provisions of the Certificate of Designations, the Securities Purchase Agreement, the Investor Rights Agreement and the form of WD Common Stock Purchase Warrant are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 1, 2, 3 and 4, respectively).

Certificate of Designations of Series D-1 Convertible Preferred Stock

         As set forth in the Certificate of Designations, each of the Series D-1 shares will have a stated value of $333.00 and will be entitled to a cumulative dividend of 8% per year, payable at the discretion of the board of directors in cash or in common stock. If the dividend is paid in common stock, the number of shares issuable is subject to a formula set forth in the Certificate of Designations.

         Except as described in the Certificate of Designations or as otherwise provided by law, the holders of Series D-1 shares generally have the right to vote with the holders of common stock on an as-converted or economic equivalent basis. Each Series D-1 share will represent the lesser of (1) 100 votes per share; and (2) the number of votes equal to the stated value of the Series D-1 shares ($333.00) divided by the average of the closing bid prices of the common stock on the Nasdaq National Market for the five trading days preceding the closing of the financing.

CUSIP NO. 045327103      Schedule 13D                              Page 24 of 29

         As set forth in the Certificate of Designations, the approval of the holders of a majority of the Series D-1 shares, voting as a class, will be required to approve certain corporate actions, including any amendment of our charter or by-laws that is inconsistent with the Series D certificate of designations or that adversely affects the holders of Series D-1 shares and any authorization of a class of capital stock ranking senior to, or on parity with, the Series D-1 shares. In addition, the approval of the holders of a majority of the Series D-1 shares, voting separately as a class, will be required to approve certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities and the incurrence of certain amounts of debt for borrowed money by the Corporation. Holders of Series D-1 shares will not have a separate class approval right to approve a transaction that will result in a change in control of the Corporation, except as provided by law.

         As set forth in the Certificate of Designations, holders of Series D-1 shares, exclusively and as a single class, will be entitled to elect a number of directors determined by a formula set forth in the Corporation's charter that is calculated as a ratio of the voting power of the Series D-1 shares to the total voting power of all of the Corporation's voting stock. The formula generally provides that the number of directors to which the Series D-1 is entitled to designate to the board of directors is equal to the product (rounded to the nearest whole number) of: (1) the total number of directorships (whether filled or vacant); and (2) a fraction, the numerator of which is the total number of votes accruing to holders of Series D-1 shares (calculated by dividing the stated value of the Series D shares, $333.00, by the five day average of the closing sale price of the common stock as reported on the Nasdaq National Market immediately prior to the closing date of the financing), and the denominator of which is, subject to certain limitations in the Certificate of Designations, the number of shares of outstanding voting stock.

         Each of the Series D-1 shares is convertible into common stock at any time at the option of the holder. Each of the Series D-1 shares is convertible into a number of shares of common stock equal to its stated value of $333.00 per share, subject to adjustment as set forth in the Certificate of Designation divided by the conversion price of the Series D-1 shares. The initial conversion price of the Series D-1 shares is $3.33 per share, and may be adjusted if certain events occur. The Series D-1 shares have antidilution protection that adjusts the conversion price downwards using a weighted-average calculation in the event the corporation issues certain additional securities at a price per share less than the Series D-1 conversion price then in effect.

         As set forth in the Certificate of Designations, the Corporation will be entitled to redeem the Series D-1 shares for $416.25 per share, plus any accumulated but unpaid dividends, at any time on or after the third anniversary of the issuance of the Series D-1 shares if, among other things, the daily volume-weighted average trading price of the common stock on the Nasdaq National Market exceeds $7.60 per share (subject to appropriate adjustment if a reverse split is effected) on each trading day for 45 consecutive trading days. In lieu of mandatory redemption at the Corporation's option, holders of the Series D-1 shares could elect to convert their Series D-1 shares into common stock rather than having them redeemed.

CUSIP NO. 045327103      Schedule 13D                              Page 25 of 29

         As set forth in the Certificate of Designations, at the request of holders having a majority of the outstanding Series D-1 shares on or after the sixth anniversary of the issuance date but prior to the seventh anniversary of such issuance date, the Corporation will be required to redeem up to 50% of the Series D-1 shares in cash at a price per share equal to $333.00, plus accumulated but unpaid dividends. After the seventh anniversary of the issuance date such holders may require the Corporation to redeem 100% of their shares.

         As set forth in the Certificate of Designations, upon the liquidation, dissolution or winding up of the Corporation, the holders of Series D-1 shares are entitled to be paid a liquidation preference out of the assets of the Corporation legally available for distribution to the stockholders before any payment may be made to the holders of common stock or any other holders of preferred stock. The liquidation preference is equal to the greater of (1) the stated value of the Series D-1 shares plus any accumulated but unpaid dividends, and (2) the amount such holders would be entitled to if the Series D-1 shares were converted into common stock immediately prior to the liquidation. Mergers and certain other similar transactions may be deemed to be liquidation events for these purposes.

Investor Rights Agreement

         Pursuant to the Investor Rights Agreement dated August 14, 2003 by and among Aspen Technology, Inc. and the Purchasers named therein, the holders of the Series D-1 Convertible Preferred Stock and WD Warrants have certain rights and are subject to certain restrictions with respect to such securities and the Common Stock issuable upon conversion, exercise or exchange of such securities.

         Registration Rights. Under the Investor Rights Agreement, the holders of Series D-1 shares and WD Warrants have certain registration rights with respect to those holders' registrable shares--that is, shares of common stock issuable upon conversion of the Series D-1 shares, upon exercise of the WD warrants, as dividends on the Series D shares, or upon the conversion or exercise of securities issued pursuant to the preemptive rights described below. Specifically, the holders of Series D-1 shares have four demand registration rights and unlimited incidental, or so-called "piggyback," registration rights with respect to the Advent investors' registrable shares.

         Preemptive Rights. Under the Investor Rights Agreement, the holders of Series D-1 shares have been granted preemptive rights to participate in future issuances of certain of our securities until such time as they hold less than 10% of the Series D-1 shares. These preemptive rights will not apply to, among other things, stock issued in firm-commitment underwritten public offerings, stock issued solely in consideration for the acquisition of all or substantially all of the stock or assets of an entity, or stock issued pursuant to certain employee stock plans.

         Restrictions on Transfer. Transfers of any Series D-1 shares, any shares of common stock issued upon conversion of the Series D-1 shares, any other securities acquired pursuant to the preemptive rights described above, any shares of common stock issued upon the exercise of the WD warrants or any other shares of common stock issued in respect of such shares, are permitted in limited circumstances. Permitted transfers include transfers pursuant to Rule 144 of the Securities Act, transfers

CUSIP NO. 045327103      Schedule 13D                              Page 26 of 29

pursuant to an effective registration statement, transfers to affiliates of such holder, and transfers to non-affiliates that are not our competitors and that will not beneficially own more than 10% of the outstanding common stock after such transfer.

         Standstill Agreement. The holders of Series D-1 shares may not, without the Corporation's consent:

         - acquire any securities that would cause an increase in its percentage of the common stock beneficially owned by such investor;

         - seek to solicit proxies with respect to the voting of any of the Corporation's securities;

         -  deposit any of the Corporation's securities in a voting trust;

         - participate in or form any group of persons generally for the purpose of acting jointly or in concert with respect to any of the Corporation's voting securities;

         - arrange any financing for the purchase of any of the Corporation's voting securities;

         - seek to enter into or be involved in any tender offer, exchange offer, merger, business combination, restructuring, liquidation, recapitalization or similar transaction relating to the Corporation or any of the Corporation's subsidiaries;

         - for so long as the Advent investors may nominate their own directors to the board of directors, nominate any person for election by the holders of common stock or present any stockholder proposals for approval (other than through their board nominees); or

         - authorize or solicit any person to take any of the previous actions or make any public announcement regarding the intention to take any of the previous actions.

         These standstill restrictions terminate for each of the Advent investors when such Advent investor and its affiliates beneficially own less than five percent of the outstanding common stock on an as-converted basis.

         Trading Limitations. None of the Advent investors may, for so long as such investor or its affiliates holds any Series D-1 shares, sell, contract to sell, grant any option to purchase, or make any short sale of common stock, establish a "put equivalent position" (as defined in Rule 16a-1(h) of the Exchange Act) or engage in any transaction with a similar result, if the Advent investor does not have an equivalent offsetting long position on the common stock. This trading limitation terminates for each of the Advent investors when such investor and its affiliates ceases to beneficially own any Series D-1 shares, any shares of common stock issued upon conversion of the Series D-1 shares, any other securities acquired by the investor pursuant to the preemptive rights described above, any shares of common stock issued upon the exercise of the WD warrants or any other shares of common stock issued in respect of such shares.

CUSIP NO. 045327103      Schedule 13D                              Page 27 of 29

         WD Common Stock Purchase Warrant

         As set forth in the WD Common Stock Purchase Warrant, the WD Warrants may be exercised to acquire shares of common stock at an initial exercise price of $3.33 per share. The number of shares is subject to adjustment in the event of stock splits, recapitalizations, reorganizations and, in certain circumstances, is subject to a weighted-average antidilution adjustment if the Corporation issues equity securities (or debt securities convertible into equity securities) at a price per share less than the exercise price then in effect. The WD Warrants will be exercisable for cash or, at any time at which the underlying shares of common stock are not registered under the Securities Act, through a "cashless exercise" feature. The WD Warrants will be exercisable immediately upon issuance and will have a term of seven years.

         Upon certain fundamental transactions, such as a merger or consolidation, the sale of all or substantially all of the Corporation's assets or the reclassification of the common stock, each holder of WD Warrants has the right to receive the same amount and kind of securities, cash or property upon exercise as it would have been entitled to receive had it been the owner of the shares of common stock underlying the WD Warrant at the time of such transaction.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

         1. Form of Certificate of Designations of Series D-1 Convertible Preferred Stock and Series D-2 Convertible Preferred Stock (Incorporated by reference to Exhibit 4.2 to the Corporation's Current Report on Form 8-K filed June 2, 2003)

         2. Securities Purchase Agreement dated June 1, 2003 by and among Aspen Technology, Inc. and the Purchasers listed therein (Incorporated by reference to Exhibit 99.1 to the Corporation's Current Report on Form 8-K filed June 1, 2003)

         3. Form of Investor Rights Agreement by and among Aspen Technology, Inc. and the Purchasers named therein (Incorporated by reference to Exhibit 99.4 to the Corporation's Current Report on Form 8-K filed June 2, 2003)

         4. Form of WD Common Stock Purchase Warrant issued by Aspen Technology, Inc. (Incorporated by reference to Exhibit 99.5 to the Corporation's Current Report on Form 8-K filed June2, 2003)

CUSIP NO. 045327103      Schedule 13D                              Page 28 of 29

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2003

Global Private Equity IV Limited Partnership
Global Private Equity III Limited Partnership
Advent PGGM Global Limited Partnership
Digital Media & Communications III Limited Partnership
Digital Media & Communications III-A Limited Partnership
Digital Media & Communications III-B Limited Partnership
Digital Media & Communications III-C Limited Partnership
Digital Media & Communications III-D C.V.
Digital Media & Communications III-E C.V.
Advent Energy II Limited Partnership

By: Advent International Limited Partnership,
    General Partner
By: Advent International Corporation,
    General Partner
By: Janet L. Hennessy, Vice President*

Advent Partners II Limited Partnership
Advent Partners GPE-IV Limited Partnership
Advent Partners GPE-III Limited Partnership
Advent Partners (NA) GPE-III Limited Partnership
Advent Partners DMC-III Limited Partnership

By: Advent International Corporation,
    General Partner
By: Janet L. Hennessy, Vice President*

ADVENT INTERNATIONAL CORPORATION
By: Janet L. Hennessy, Vice President*

*For all of the above:

____________________________________
Janet L. Hennessy, Vice President
___________________________________

CUSIP NO. 045327103      Schedule 13D                              Page 29 of 29

                                   SCHEDULE A

                  The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

I.                Advent International Corporation

                             Position with                  Principal
                         Advent International              Occupation
       Name                  Corporation                 (if different)
       ----                  -----------                 --------------
Peter A. Brooke               Chairman

Thomas H. Lauer          Senior Vice President
                        Chief Financial Officer
                          Assistant Secretary
                         Executive Officers'
                           Committee Member

Ernest G. Bachrach       Executive Officers'
                           Committee Member

David M. Mussafer        Executive Officers'
                           Committee Member

William C. Schmidt       Executive Officers'
                           Committee Member

John B. Singer           Executive Officers'
                           Committee Member

Steven M. Tadler         Executive Officers'
                           Committee Member

Janet L. Hennessy           Vice President
                         Assistant Secretary

Douglas R. Brown               Director                  Chief Executive
                                                           Officer of
                                                       Ionics Corporation

Mark Hoffman                   Director                  Chief Executive
                                                           Officer of
                                                      Hamilton Lunn Limited

Frank Savage                   Director                    Senior Vice
                                                          President of
                                                         Equitable Life
                                                        Assurance Society
                                                        Vice Chairman of
                                                        Equitable Capital
                                                        Management Corp.

David W. Watson                Secretary                    Attorney